Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Incorporation	Doing Business As Name
Addus HealthCare (Delaware), Inc.	Delaware	—
Addus HealthCare (Idaho), Inc.	Delaware	A Full Life HomeCare
Addus HealthCare (Indiana), Inc.	Delaware	Addus HealthCare
Addus HealthCare (Nevada), Inc.	Delaware	A Full Life Agency Desert PCA Su Casa Personal Care Silver State Personal Care
Addus HealthCare (New Jersey), Inc.	Delaware	—
Addus HealthCare (North Carolina), Inc.	Delaware	Down East HealthCare
Addus HealthCare (South Carolina), Inc.	Delaware	—
Addus HealthCare, Inc.	Illinois	Addus HealthCare Addus Personal Care Services
Benefits Assurance Co., Inc.	Delaware	—
Cura Partners, LLC	Tennessee	Aid & Assist at Home, LLC
PHC Acquisition Corporation	California	Addus HealthCare
Priority Home Health Care, Inc.	Ohio	—
Professional Reliable Nursing Service Inc.	California	Addus HealthCare
South Shore Home Health Service, Inc.	New York